UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated December 3, 2015

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
("Sibanye Gold" or "the Company")

Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL

DEALING IN SECURITIES

Westonaria, 3 December 2015. In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Mr NJ Froneman, the Chief Executive Officer and Mr C Keyter, Chief Financial Officer of Sibanye Gold Limited, have sold Bonus Shares which were awarded to them in terms of The Sibanye Gold Limited 2013 Share Plan on 2 March 2015 to settle the associated tax liability.

Bonus Shares are linked to the annual bonus whereby the equivalent of two-thirds of the cash bonus is granted in Bonus Shares.

Details of the transactions are set out below:

Name	**NJ Froneman**
Position	Chief Executive Officer
Company	Sibanye Gold Limited
Nature of interest	Direct and Beneficial
Nature of transaction	Off market vesting of Bonus Shares.
Transaction Date	2 December 2015
Number of Shares	57 074
Class of Security	Ordinary shares
Market Price per share	R20.8498
Total Value	R1 189 981.49
Vesting Period	Vest in equal parts on 9 months and 18 months of the Grant Date.
Nature of interest	Direct and Beneficial
Nature of transaction	On market sale of Bonus Shares to cover associated tax liability.
Transaction Date	2 December 2015
Number of Shares	23 900
Class of Security	Ordinary shares
Market Price per share	R20.8498
Total Value	R498 310.22
Vesting Period	Vest in equal parts on 9 months and 18 months of the Grant Date.

Name	**C Keyter**
Position	Chief Financial Officer
Company	Sibanye Gold Limited
Nature of interest	Direct and Beneficial

Nature of transaction	Off market vesting of Bonus Shares.
Transaction Date	2 December 2015
Number of Shares	25 923
Class of Security	Ordinary shares
Market Price per share	R20.6684
Total Value	R535 786.93
Vesting Period	Vest in equal parts on 9 months and 18 months of the Grant Date.
Nature of interest	Direct and Beneficial
Nature of transaction	On market sale of Bonus Shares to cover associated tax liability.
Transaction Date	2 December 2015
Number of Shares	10 887
Class of Security	Ordinary shares
Market Price per share	R20.6684
Total Value	R225 016.87
Vesting Period	Vest in equal parts on 9 months and 18 months of the Grant Date.

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

ENDS

Contact

James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor

Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: December 4, 2015

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer